UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CHINA CERAMICS CO., LTD.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G2113X118
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2113X118
1	NAMES OF REPORTING PERSONS: David M. Knott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	5	SOLE VOTING POWER

		1,438,125
Number of	6	SHARED VOTING POWER
Shares
Beneficially		37,200
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		1,495,425
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,495,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.4%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. G2113X118
1	NAMES OF REPORTING PERSONS: Dorset Management Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
11-2873658
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
	5	SOLE VOTING POWER

		1,438,125
Number of	6	SHARED VOTING POWER
Shares
Beneficially		37,200
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		1,495,425
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,495,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.4%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. G2113X118
1	NAMES OF REPORTING PERSONS: Knott Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
11-2835793
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey
	5	SOLE VOTING POWER

		676,100
Number of	6	SHARED VOTING POWER
Shares
Beneficially
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		676,100
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

676,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%
12	TYPE OF REPORTING PERSON

PN

CUSIP No. G2113X118
1	NAMES OF REPORTING PERSONS: Knott Partners Offshore Master Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
41-2221142
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

		466,225
Number of	6	SHARED VOTING POWER
Shares
Beneficially
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		466,225
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

466,225
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12	TYPE OF REPORTING PERSON

PN

Item 1.

(a)	Name of Issuer:

China Ceramics Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

Item 2.

(a)	Name of Person(s) Filing:

David M. Knott, an individual
Dorset Management Corporation, a New York corporation
Knott Partners, L.P., a New Jersey limited partnership
Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership

(b)	Address of Principal Business Office, or, if None, Residence:

David M. Knott, Dorset Management Corporation and Knott Partners, L.P.
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

Knott Partners Offshore Master Fund, L.P.
c/o Walkers SPV Limited, Walker House
87 Mary Street, Georgetown, Cayman  KY1-9002
Cayman Islands

(c)	Citizenship or Place of Organization:

David M. Knott—United States of America
Dorset Management Corporation—New York
Knott Partners, L.P.—New Jersey
Knott Partners Offshore Master Fund, L.P.—Cayman Islands

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

G2113X118

Item 3.	If This Statement is Filed Pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

The persons filing are not listed in Items 3(a) through 3(k).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

The responses of the Reporting Persons to Rows 5 through 9 and 11 on pages 2 - 5 are incorporated herein by reference.

(b)	Percentage of Class:

The responses of the Reporting Persons to Row 11 on pages 2 - 5 are incorporated herein by reference.

(c)	Number of Shares to which such person has:

(i)	sole power to vote or direct the vote
(ii)	shared power to vote or direct the vote
(iii)	sole power to dispose or to direct the disposition of
(iv)	shared power to dispose or to direct the disposition of

The responses of the Reporting Persons to Rows 5 through 8 on pages 2 - 5 are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2010	/s/ David M. Knott

Dated: February 4, 2010	DORSET MANAGEMENT CORPORATION

	By:	/s/ David M. Knott
Name: David M. Knott
Title: Managing Member

Dated: February 4, 2010	KNOTT PARTNERS, L.P.

	By:	Knott Partners Management, LLC,
its managing general partner

	By:	/s/ David M. Knott
Name: David M. Knott
Title: Managing Member

Dated: February 4, 2010	KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.

	By:	Knott Partners Management, LLC,
its sole general partner

	By:	/s/ David M. Knott
Name: David M. Knott
Title: Managing Member